

December 13, 2006

VIA FACSIMILE (214) 965-5964
Amar Budarapu, Esq.
Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, TX 75201
(214) 978-3060

> Re: Far East Energy Corporation
>   Definitive Materials
>   File Number: 000-32455

Dear Mr. Budarapu:

We have reviewed your above-referenced filing and have the following comments. We note that the current meeting date is set for December 15, 2006.

Schedule 14A
Definitive Proxy Statement filed October 27, 2006

1. We note that on page 9 of the filing referenced above you state that "[t]he Board of Directors unanimously recommends a vote FOR the nominees set forth above." It has been indicated to us that Mr. Tim Whyte, a current Board member, did not vote in favor of such nominees. It appears that he was given limited notice of the special board meeting held on October 12, 2006, at which such vote occurred. We understand that Mr. Whyte requested that the meeting be rescheduled because he would be on an airplane in Europe at the time of the scheduled meeting, but his request was denied. It appears, therefore, that Mr. Whyte may have voted against the nominees if he had attended the October 12 meeting. Further, it appears that the term "unanimous" is not susceptible to exception and therefore, a vote of five out of six directors is not unanimous. In a supplemental response, please advise.

Additional Definitive Materials filed on November 30, 2006

2. In your future filings, please be mindful of your obligations under Rule 14a-9. In this regard, support for each statement of belief or opinion must be self-evident, disclosed in your filings or provided to the staff on a supplemental basis. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation

14A. Examples of some of the statements in your additional definitive materials filed on November 30, 2006, that either should not be made in future filings, or must be supported, include, but are not limited to the following:

- The Sofaer Group is trying to seize control of the Board without paying for it;
- They are seeking 66% of the Board even though they own less than 15% of the outstanding stock;
- They have no concrete business plan, no track record in energy and no management team to direct the drilling and production necessary to build real stockholder value;
- The Sofaer Group – Self Interest, Not Stockholder Interest;
- Sofaer has not told stockholders the entire story about the 'death spiral' financing proposal they offered FEEC last year;
- Sofaer allowed Far East to pursue financing initiatives 'only if Far East agreed to, among other things pay them additional money;'
- Sofaer's actions are those 'of a self-interested hedge fund that cares only for their quick profit at the expense of other stockholders.'

Additional Definitive Materials filed on December 5, 2006

3. We note your statement that "Sofaer's nominee, Tim Whyte, could have raised any element of Sofaer's recently announced corporate governance program with his fellow Board members during his two-year tenure as a Far East Director. He did not." It has come to our attention that Mr. Whyte did raise elements of the corporate governance program at the board level on previous occasions. Please advise.

4. You state that ". . . Mr. Whyte never so much as made a single proposal to modify operational oversight, corporate governance, or any of the other matters mentioned in Sofaer's proxy materials." However, it appears that as recently as the August 2006 board meeting, Mr. Whyte suggested bringing in an investor relations employee to the executive level of the company. Further, it appears that Sofaer's letter sent to the board in April of 2005 which was filed with the Commission as part of Sofaer's additional definitive materials on December 1, 2006 and Sofaer's letter to the board chairman dated May 24, 2005, which was filed with the Commission as part of Sofaer's additional definitive materials on November 27, 2006, evidence Sofaer's prior attempts to propose the changes mentioned in its proxy materials. Please advise.

5. You further state that "[t]he first notice that your Board had of these 'complaints' was in the form of Sofaer's September 15, 2006 Notice of Intent to Nominate Persons for Election as Directors. We believe that if Sofaer and its backers had any real respect for corporate governance and for the welfare of stockholders, that it would have raised these concerns in formal proposals to your Board, rather than launching – with no discussion whatsoever – an extremely costly and distracting proxy contest." Please tell us in a

supplemental response, how you support these statements in light of the Sofaer letters referenced in the preceding comment.

December 6, 2006 Press Release

6. The company filed a press release on December 6, 2006, that stated that Institutional Shareholder Services had "granted our first Corporate Governance Quotient rating (CGQ)." It appears that ISS did assign a CGO to the Company in 2005, and the rating may have been much lower. For example, in its 2005 report, ISS stated that "FEEC.OB outperformed 64% of the companies in the CGQ Universe and 37.5% of the companies in the Energy group." With a view toward disclosure, please reconcile your statement with this 2005 report.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

*****

If you do not agree with a comment, then tell us why in your response. Your response letter should be uploaded to EDGAR with the form type label "CORRESP" and linked to the Exchange Act file number. Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers
and Acquisitions